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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 11)*


                              RADICA GAMES LIMITED
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   G73 42H107
--------------------------------------------------------------------------------
                                 (CUSIP Number)


       RICHARD H. PICKUP, 2321 ALCOVA RIDGE DR., LAS VEGAS, NEVADA 89134
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)



--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        AMENDMENT NO. 11 TO SCHEDULE 13D

1.   NAME OF REPORTING PERSON(S)

     Richard H. Pickup, an individual - SS No. ###-##-####
     Dito Devcar Corporation, a Nevada corporation - I.D. No. 88-0294385
     Dito Devcar, LP, a Nevada limited partnership - I.D. No. 88-0294387
     Dito Caree, LP, a Nevada limited partnership - I.D. No. 88-0302506
     BP Ventures, LLC, a Nevada limited liability company - I.D. No. 86-0845227 TD Investments, LLC, a Nevada limited liability company - I.D. No.
        88-0370064
     Pickup Family Trust - I.D. No. 33-6123575
     TMP Charitable Unitrust - I.D. No. 88-6055770
     DRP Charitable Unitrust - I.D. No. 88-6055771
     Pickup Charitable Unitrust II - I.D. No. 33-0563297
     Dito Devcar Foundation - No. 68-0314645

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

     (a)    [x]
     (b)    [ ]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS

     PF and WC

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

     [ ]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Richard H. Pickup is an individual residing within and a citizen of the United States. Each of the reporting entities was organized under and pursuant to the laws of the State of Nevada.

7.   SOLE VOTING POWER

     Richard H. Pickup, an individual - 128,820 shares
     Dito Devcar Corporation, a Nevada corporation - 4,000,000 shares
     Dito Devcar, LP, a Nevada limited partnership -204,000 shares
     Dito Caree, LP, a Nevada limited partnership - 1,401,800 shares
     TD Investments, LLC, a Nevada limited liability company - 556,818 shares Pickup Family Trust - 692,000 shares
     TMP Charitable Unitrust - 25,000 shares
     DRP Charitable Unitrust - 25,000 shares
     Pickup Charitable Unitrust II - 70,000 shares
     Dito Devcar Foundation - 9,000 shares

8.   SHARED VOTING POWER

     None

9.   SOLE DISPOSITIVE POWER

     Richard H. Pickup - 128,820 shares
     Dito Devcar Corporation, a Nevada corporation - 4,000,000 shares
     Dito Devcar, LP, a Nevada limited partnership - 204,000 shares
     Dito Caree, LP, a Nevada limited partnership - 1,401,800 shares
     TD Investments, LLC, a Nevada limited liability company - 556,818 shares Pickup Family Trust - 692,000 shares
     TMP Charitable Unitrust - 25,000 shares
     DRP Charitable Unitrust - 25,000 shares
     Pickup Charitable Unitrust II - 70,000 shares
     Dito Devcar Foundation - 9,000 shares

10.  SHARED DISPOSITIVE POWER

     None

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     Richard H. Pickup, an individual - 128,800 shares
     Dito Devcar Corporation, a Nevada corporation - 4,000,000 shares
     Dito Devcar, LP, a Nevada limited partnership - 204,000 shares
     Dito Caree, LP, a Nevada limited partnership - 1,279,100 shares
     TD Investments, LLC, a Nevada limited liability company - 556,818 shares Pickup Family Trust - 692,000 shares
     TMP Charitable Unitrust - 25,000 shares
     DRP Charitable Unitrust - 25,000 shares
     Pickup Charitable Unitrust II - 70,000 shares
     Dito Devcar Foundation - 9,000 shares
     Total of all issued and outstanding shares - 7,112,438

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN NO. 11 EXCLUDES CERTAIN SHARES

     [ ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN NO. 11

     Richard H. Pickup, an individual - .73%
     Dito Devcar Corporation, a Nevada corporation - 22.70%
     Dito Devcar, LP, a Nevada limited partnership - 1.16%
     Dito Caree, LP, a Nevada limited partnership - 7.95%
     TD Investments, LLC, a Nevada limited liability company - 3.16% Pickup Family Trust - 3.93%
     TMP Charitable Unitrust - .14%
     DRP Charitable Unitrust - .14%
     Pickup Charitable Unitrust II - .40%
     Dito Devcar Foundation - .05%
     Total percentage held by all reporting persons - 40.32%

14.  TYPE OF REPORTING PERSON(S)

     Richard H. Pickup, an individual - IN
     Dito Devcar Corporation, a Nevada corporation - CO
     Dito Devcar, LP, a Nevada limited partnership - CO

                       AMENDMENT NO. 11 TO SCHEDULE 13D


ITEM 1. SECURITY AND ISSUER

         This Amendment No. 11 to a previously filed Schedule 13D, dated June 15, 1995 ("Original Filing"), relates to shares of Common Stock ("Shares") of Radica Games Limited, a Bermuda corporation ("Radica") whose executive offices are located at Suite R, 6/Fl.2-12 Au Pui Wan St., Fo Tan, Hong Kong with Radica's USA offices located c/o Radica Enterprises Limited, 5301 Longley Lane, suite 157, Reno, Nevada 89511-1806. Shares of Radica are traded on the NASDAQ over the counter National Market System under the trading symbol of RADA.

ITEM 2. IDENTITY AND BACKGROUND

         This Amendment No. 11 is being filed as an amendment to the Original Filing and is further amended by Amendment Nos. 1, 2, 3, 4, 5, 6, 7, 8, 9 and 10 heretofore filed. As noted in the Original Filing and each of the amendments thereto, each of the filing entities herein, specifically, Dito Devcar Corporation, a Nevada corporation ("Dito") Dito Devcar, LP, a Nevada limited partnership ("LP"), The DRP Charitable Unitrust ("DRP Trust"), TMP Charitable Unitrust ("TMP Trust"), Dito Caree, LP, a Nevada limited partnership ("Dito Caree"), The Pickup Family Trust ("Family Trust"), the Pickup Charitable Unitrust II ("Charitable Unitrust II"), TD Investments, LLC ("TD Investments"), and the Dito Devcar Foundation ("Foundation") (collectively, "Reporting Entities") are record holders of Shares. Each of the Reporting Entities is directly or indirectly controlled or operating for the benefit of Mr. Richard H. Pickup.

         The total holdings of Shares owned by all the Reporting Entities exceed 10% of the issued and outstanding Shares of Radica. The identity and address of each reporting person (including entities) is as previously reported.

         Over the past five (5) years, none of the filing persons nor any of the Reporting Entities, nor any trustee of a trust or general partner of a partnership, nor any manager or member of a limited liability company, nor any of the officers or directors of any corporation identified in the Original Filing have been (1) convicted in a criminal proceeding, or (2) been a party to a civil proceeding of a judicial or administrative body which resulted in a judgment, decree or final order enjoining future violations of or prohibitions or mandating activity subject to federal or state securities laws or finding any violations with respect to such laws.

         Although Mr. Richard H. Pickup is the controlling person, trustee or majority shareholder of each of the Reporting Entities, and it is acknowledged that he exercises sufficient control in order to consider each of the Reporting Entities to be treated as a "group," there exists no formal or informal agreements or understandings, either in writing or orally, between any of the Reporting Entities and/or Mr. Pickup concerning the Shares nor their holding, voting or acquisition or disposition of any Shares of Radica.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         As previously reported, the Shares are acquired by means of private capital or working capital of the entities acquiring said Shares and no portions of said funds have been borrowed. All Shares acquired by the Pickup Family Trust, Dito Devcar Corporation and Dito Caree LP subsequent to the most recent amendment to the Original Filing represent working capital or capital contributions made to those entities.

ITEM 4. PURPOSE OF TRANSACTION

         As previously reported, each member of the "group" controlled by Mr. Pickup has purchased Shares in Radica for investment purposes only and no agreement, formal or informal, written or oral, has been entered into by and between any of the filing persons in connection with the information of any group or any group action. Shares acquired by the Pickup Family Trust, Dito Devcar Corporation and Dito Caree LP were acquired for investment purposes of said entities.

         Each of the filing persons retains the election and right of making further acquisitions and/or dispositions of Radica stock from one or more sellers or buyers, either through open market or negotiated private transactions, or disposing of all or any portion of the filing persons' Shares held in Radica stock, to one or more purchasers, either through open market or in private negotiated transactions.

         None of the filing persons has any present plans or proposals which may relate to or result in:

         A. The acquisition or disposition by any reporting person of any additional securities of the issuer or the disposition of securities of the issuer.

         B. An extraordinary corporate transaction, such a merger, reorganization or liquidation involving the issuer or any of its subsidiaries.

         C. The sale or transfer of a material amount of assets of the issuer or any of its subsidiaries.

         D. A change in the present board of directors or management of the issuer, including any plans or proposals to change the number of directors or to fill any existing vacancies upon the board.

         E. Any material change in the present capitalization or dividend policy of the issuer.

         F. Any material change in the issuer's business or corporate structure.

         G. Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person.

         H. Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association.

         I. Causing a class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended.

         J. Any action similar to any of those enumerated above.

         Although no member of the filing persons has any present plans in connection with any of the foregoing, none of the foregoing actions by any of the filing persons, or any member thereof, can be ruled out in the future for either the short or the long-term.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

         The percentage of Shares owned by all of the reporting persons herein are based upon a total of 17,624,194 Shares of Common Stock of Radica outstanding as reflected in Radica's most recent report as filed with the Securities and Exchange Commission.

         The interest in Shares and securities of Radica held by each of the filing persons is as follows:

         A. Mr. Richard H. Pickup is currently the beneficial and record holder of 128,820 Shares, which represents approximately .73% of all the issued and outstanding shares of Radica.

         B. Dito Devcar Corporation is currently the beneficial and record owner of 4,000,000 Shares, which represents approximately 22.70% of all of the issued and outstanding Shares of Radica.

         C. The DRP Charitable Unitrust is the beneficial and record holder of 25,000 Shares. The DRP Trust holdings constitute approximately .14% of all the issued and outstanding Shares of Radica. All acquisitions by DRP Charitable Unitrust are as previously reported.

         D. The TMP Charitable Unitrust is the beneficial and record holder of 25,000 Shares. The TMP Trust holdings constitute approximately .14% of all the issued and outstanding Shares of Radica.

         E. The Pickup Charitable Remainder Unitrust II ("Trust II") is currently the beneficial and record holder of 70,000 Shares. The holdings of Trust II constitute approximately .40% of all the issued and outstanding Shares of Radica.

         F. Dito Devcar LP is the beneficial and record holder of 204,000 Shares. LP's holdings constitute approximately 1.16% of all the issued and outstanding Shares of Radica.

         G. TD Investments, LLC is the beneficial and record holder of 556,818 Shares. The holdings of TD Investments LLC constitute approximately 3.16% of all the issued and outstanding Shares of Radica.

         H. The Pickup Family Trust is the beneficial and record holder of 692,000 Shares. The Trust's holdings constitute approximately 3.93% of all the issued and outstanding Shares of Radica.

         I. Dito Caree, LP is the owner of 1,401,800 Shares. The percentage of Shares held by Dito-Caree, LP represents 7.95% of all the issued and outstanding Shares of Radica.

         J. Dito Devcar Foundation is the owner of 9,000 shares. The percentage of shares held by the Dito Devcar Foundation represents .05% of all issued and outstanding shares of Radica.

         On August 21, 2000, Dito Caree LP purchased 110,000 shares of Radica Common Stock at $2.78 per share in the open market.

         On July 11, 2000, the Pickup Family Trust and Dito Devcar Corporation purchased 600,000 shares and 500,000 shares respectively, of Radica Common Stock at $2.81 per share. These shares were purchased in a privately negotiated transaction.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         No contracts, arrangements, understandings or relationships exist with respect to securities of Radica between any of the reporting persons disclosed herein or Mr. Richard H. Pickup.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

         Not applicable, no exhibits are to be filed.

                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, and correct.

Dated:  August 25, 2000                     DITO DEVCAR CORPORATION
                                            A Nevada corporation


                                            By: /s/ DAVID B. HEHN
                                                --------------------------------
                                                     DAVID B. HEHN, President

                                            DITO CAREE, L.P.
                                            A Nevada limited partnership

                                                     By:  Gamebusters, Inc.,
                                                     A Nevada corporation
                                                     Its General Partner


                                            By: /s/ DAVID B. HEHN
                                                --------------------------------
                                                     DAVID B. HEHN, President


                                            DITO DEVCAR, L.P.
                                            A Nevada limited partnership

                                                     By:  Gamebusters, Inc.,
                                                     A Nevada corporation
                                                     Its General Partner


                                            By: /s/ DAVID B. HEHN
                                                --------------------------------
                                                     DAVID B. HEHN, President


                                            THE PICKUP FAMILY TRUST UNDER
                                            DECLARATION OF TRUST,
                                            Dated January 5, 1989


                                            By: /s/ RICHARD H. PICKUP
                                                --------------------------------
                                                     RICHARD H. PICKUP, Trustee

                                            DRP CHARITABLE UNITRUST UNDER
                                            DECLARATION OF TRUST,
                                            Dated January 29, 1993


                                            By: /s/ DENNIS HARWOOD
                                                --------------------------------
                                                     DENNIS HARWOOD, Trustee

                                            TMP CHARITABLE UNITRUST UNDER
                                            DECLARATION OF TRUST,
                                            Dated January 29, 1993


                                            By: /s/ DENNIS HARWOOD
                                                --------------------------------
                                                     DENNIS HARWOOD, Trustee


                                            PICKUP CHARITABLE UNITRUST II


                                            By: /s/ RICHARD H. PICKUP
                                                --------------------------------
                                                     RICHARD H. PICKUP, Trustee

                                            TD INVESTMENTS, LLC,
                                            A Nevada limited liability company


                                            By: /s/ DAVID B. HEHN
                                                --------------------------------
                                                     DAVID B. HEHN, President


                                            /s/ RICHARD H. PICKUP
                                            ------------------------------------
                                            RICHARD H. PICKUP
                                            An Individual


                                            DITO DEVCAR FOUNDATION, Inc.


                                            By: /s/ RICHARD H. PICKUP
                                                --------------------------------
                                                     RICHARD H. PICKUP
                                            Its:  Manager